Mail Stop 4720

November 17, 2009

Don M. Bailey
President and Chief Executive Officer
Questcor Pharmaceuticals, Inc.
3260 Whipple Road
Union City, California 94587

     Re: Questcor Pharmaceuticals, Inc.
           Form 10-K for the year ended 12/31/2008
           Filed March 16, 2009
           File No. 001-14758

Dear Mr. Bailey:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Jeffrey P. Riedler
          Assistant Director